UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 18, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 88078L 10 5	13D	Page 2 of 19 Pages

1	Names of Reporting Person: I.R.S. Identification Number:

Ipsen, S.A. Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only:

4	Source of Funds (See Instructions):

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐

6	Citizenship or Place of Organization:

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power:

0
8 Shared Voting Power:

14,500,271
9 Sole Dispositive Power:

0
10 Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

14,500,271*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):

38.58%
14	Type of Reporting Person (See Instructions):

CO

CUSIP No. 88078L 10 5	13D	Page 3 of 19 Pages

1	Names of Reporting Person: I.R.S. Identification Number:

Suraypharm S.A.S. Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only:

4	Source of Funds (See Instructions):

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐

6	Citizenship or Place of Organization:

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power:

0
8 Shared Voting Power:

14,500,271
9 Sole Dispositive Power:

0
10 Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

14,500,271*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):

38.58%
14	Type of Reporting Person (See Instructions):

CO

*	Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons (as defined below) that any such person is the beneficial owner of any of the Issuer Common Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this Schedule 13D has been made solely because Ipsen, S.A. may be deemed to beneficially own the reported share as a result of certain Voting Agreements dated July 18, 2006 entered into by Ipsen or Suraypharm S.A.S., and certain stockholders of the Issuer Common Shares (as defined below).

CUSIP No. 88078L 10 5	13D	Page 4 of 19 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of the common stock of Tercica, Inc. (Issuer), with par value of $0.001 (Issuer Common Stock), whose principal executive offices are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005, United States of America.

Item 2. Identity and Background

(a)-(c)	This statement on Schedule 13D is filed by (i) Ipsen S.A., a société anonyme organized under the laws of France (Ipsen), whose principal executive office is located at 42, rue du Docteur Blanche, 75016 Paris, France, and whose majority shareholder, the holding company Mayroy, a société anonyme organized under the laws of Luxembourg (Mayroy); and (ii) Suraypharm S.A.S., a société par actions simplifiée organized under the laws of France with its registered address at 42, rue du Docteur Blanche, 75016 Paris, France and a subsidiary of Ipsen (Suraypharm). While Ipsen is managed by a board of directors, Mayroy may be deemed to control Ipsen. Accordingly, details relating to Mayroy’s officers and directors have also been included in Schedule I (mentioned below).

The principal business of Ipsen and Suraypharm (Ipsen and Suraypharm being referred to herein as the Reporting Persons) is creating, manufacturing, and marketing pharmaceutical products.

Set forth on Schedule I attached hereto is (i) the name of each executive officer and director or Ipsen and Suraypharm and Mayroy, (ii) the residence or business address of each executive officer and director, (iii) the present principal occupation or employment of each executive officer and director, and (iv) the citizenship of each executive officer and director).

(d)	Neither Ipsen nor Suraypharm nor, to the best of their knowledge, any other officer or director thereof or Mayroy or any officer or director thereof has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Ipsen nor Suraypharm nor, to the best of its knowledge, any officer or director thereof or Mayroy or any officer or director thereof has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of Ipsen, Suraypharm and Mayroy is listed on Schedule I attached hereto.

CUSIP No. 88078L 10 5	13D	Page 5 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4, the securities to which this Schedule 13D relate have not been purchased by Ipsen or Suraypharm, and thus no funds have been used for such purpose. As an inducement for Ipsen to enter into the Purchase Agreement (as defined in Item 4 below), certain stockholders of the Issuer (each a Shareholder, and collectively, the Shareholders) entered into certain Voting Agreements with Ipsen and Suraypharm on July 18, 2006 (each a Voting Agreement, and collectively, the Voting Agreements) in respect of Issuer Common Shares held by each of the Shareholders (the Subject Shares). The transactions contemplated by the Voting Agreements, which are the basis for this report by Ipsen and Suraypharm, are not expected to require the expenditure of any funds. Ipsen and Suraypharm act as a “group” within the meaning of Section 13(d) of the Exchange Act. As a result of the Voting Agreements, Ipsen and Suraypharm may be deemed to have formed a “group” within the meaning of Section 13(d) with each Shareholder; certain of the Shareholders have informed the Reporting Persons that they intend to file separate reports or make Schedule 13D filings relating to the Voting Agreements. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is for purposes of Section 13(d) of 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

In the event that the transactions contemplated by the Purchase Agreement (as defined below) are consummated, Ipsen and Suraypharm expect to use working capital to purchase the Shares, the Convertible Notes and the Warrant (as defined below).

Item 4. Purpose of Transaction

As an inducement for Ipsen to enter into that certain Stock Purchase and Master Transaction Agreement dated July 18, 2006 (the Purchase Agreement) between Ipsen and the Company, the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate consummation of the transactions contemplated by the Purchase Agreement.

Pursuant to the terms of the Voting Agreements, the Shareholders have agreed, among other things:

(i)	until the date of the first closing under the Purchase Agreement, to vote the Subject Shares that they own in favor of the approval of the Purchase Agreement and the transactions contemplated under the Purchase Agreement and against actions that would interfere with the consummation of the transactions contemplated by the Purchase Agreement;

(ii)	to vote in favor of the appointment of certain directors nominated by Ipsen;

(iii)	until the date of the first closing under the Purchase Agreement, not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the Subject Shares, subject to certain exceptions set forth in the Voting Agreements (except as agreed by Ipsen);

CUSIP No. 88078L 10 5	13D	Page 6 of 19 Pages

(iv)	until the date of the first closing under the Purchase Agreement, not to deposit any Subject Shares into a voting trust or grant any proxies other than the proxies being granted under the Voting Agreements to Ipsen’s representatives;

(v)	from time to time, to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents, agreements and other instruments (terminating concurrently with the Voting Agreement) as may be reasonably required for the purpose of carrying out the intent of the parties thereunder; and

(vi)	until the first closing of the Transaction, not to (A) negotiate, authorize, recommend, enter into, or propose to enter into, any investment transaction, merger, strategic alliance, joint venture or any similar transaction involving the Company (a “Competing Transaction”) with any person other than Ipsen, (B) continue any pending discussions or negotiations with any other third party concerning any previously proposed Competing Transaction, (C) knowingly encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of a Competing Transaction, or (D) knowingly furnish or cause to be furnished to any person any information in furtherance of a Competing Transaction.

The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Purchase Agreement, (ii) the date on which Ipsen is no longer entitled to designate at least one director to the Board of the Issuer pursuant to the terms of the Affiliation Agreement, and (iii) the date on which the relevant Shareholder shall no longer hold any Subject Shares.

The foregoing summary of the terms of the Voting Agreement is qualified by reference to the full text of the Voting Agreement, which is included as Exhibit A to this Schedule 13D, and is incorporated herein by reference.

The Shareholders and the number of Subject Shares subject to their respective Voting Agreements, as based on information provided to the Reporting Persons, are set forth in Schedule II hereto, which is incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

As a result of the foregoing, the Reporting Persons and each Shareholder may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person expressly disclaims beneficial ownership of any Issuer Common Shares that are covered by the Voting Agreements.

CUSIP No. 88078L 10 5	13D	Page 7 of 19 Pages

The consummation of the Purchase Agreement is conditioned on obtaining approval of the stockholders of the Issuer, receiving necessary regulatory and third party approvals and clearances and other customary closing conditions.

Ipsen’s proposed investment in the Issuer will, if the transaction are consummated, form part of a worldwide strategic collaboration with the Issuer in the endocrinology field, which collaboration would consist of both commercial agreements and agreements relating to the purchase of equity and governance of the Issuer. These agreements are described below.

Stock Purchase and Master Transaction Agreement

As part of the strategic collaboration, Ipsen has entered into a the Purchase Agreement. Under the terms of the Purchase Agreement, the Company has agreed to issue to Ipsen (or its designated affiliate) and Ipsen has agreed to purchase, each upon fulfillment of requisite conditions: (i) 12,527,245 shares of common stock (the Shares); (ii) a convertible note in the principal amount of $25,037,000 (the First Convertible Note); (iii) a second convertible note in the principal amount of €30,000,000 (the Second Convertible Note); (iv) a third convertible note in the principal amount of $15,000,000 (the Third Convertible Note; the First, Second and Third Convertible Notes, collectively, the Convertible Notes); and (v) a warrant to purchase a minimum of 4,948,795 shares of the Company’s common stock plus additional shares of common stock as described below (the Warrant).

At the first closing under the Purchase Agreement (the First Closing), subject to the satisfaction or waiver of the conditions thereto, the Company would issue the Shares, the First Convertible Note and the Warrant, and Ipsen will deliver to the Company $77,318,944 for the Shares and $25,037,000 for the First Convertible Note. The Purchase Agreement provides that, simultaneously with the First Closing, the Company and Ipsen (and/or affiliates thereof) would also enter into a Somatuline License and Collaboration Agreement, an Increlex License and Collaboration Agreement (the license and collaboration agreements, collectively, the License Agreements), an Affiliation Agreement (the Affiliation Agreement) and a Registration Rights Agreement, and the Company would effect amendments to its amended and restated certificate of incorporation and bylaws and adopt a Rights Agreement, each as described below. At the second closing (the Second Closing), subject to the satisfaction or waiver of the conditions thereto, the Company would issue the Second Convertible Note and the Third Convertible Note, and Ipsen will deliver €30,000,000 (the Second Convertible Note Amount) and $15,000,000 (the Third Convertible Note Amount).

In connection with the transactions contemplated by the Purchase Agreement, the Company has agreed to submit the issuance of the Shares, the Convertible Notes (and the underlying shares of common stock) and the Warrant (and the underlying shares

CUSIP No. 88078L 10 5	13D	Page 8 of 19 Pages

of common stock), certain amendments to the Company’s amended and restated certificate of incorporation and bylaws and the adoption of the Rights Plan for approval by its stockholders at a special meeting of stockholders (the Special Meeting). Certain of the Company’s stockholders (the Covered Stockholders), who hold in the aggregate 38.58% of the Company’s currently outstanding common stock, have executed the Voting Agreements pursuant to which they have agreed to vote in favor of the transactions contemplated by the Purchase Agreement and other related matters.

The Purchase Agreement includes customary representations, warranties and covenants of the Company and Ipsen. The Purchase Agreement includes a “no shop” provision that prohibits the Company and related parties from soliciting, negotiating or entering into competitive transactions, but permits the Company to respond to unsolicited proposals for competitive transactions under limited circumstances.

This description of the Purchase Agreement is qualified in its entirety by reference to the full terms of the Purchase Agreement, which is attached as Exhibit B to this Schedule 13D.

Convertible Notes

The First Convertible Note would be executed and issued to Ipsen at the First Closing in lieu of the up-front license fee payable to Ipsen under the Somatuline License and Collaboration Agreement. At the Second Closing, the Company would execute and issue the Second Convertible Note and the Third Convertible Note.

The principal amount of each Convertible Note, plus all accrued interest thereon, would be convertible into shares of the Company’s common stock at an initial conversion price per share equal to $7.41 per share (€5.92 per share with respect to the Second Convertible Note). The conversion price of each Convertible Note would be subject to weighted-average price-based antidilution adjustments for certain issuances of equity securities by the Company at less than the lower of $4.75 (€3.79 with respect to the Second Convertible Note) or the then-existing conversion price of the Convertible Notes. With respect to the Second Convertible Note, these price-based antidilution adjustments would be calculated using an exchange rate equal to €1/$1.2519. The conversion price of each Convertible Note would also be subject to proportional adjustments for stock splits, stock dividends, combinations and the like. Interest would bear on each Convertible Note at a rate of 2.5% per annum from the date of issuance, compounded quarterly. Until the earlier of (i) repayment in full of a Convertible Note or (ii) a Triggering Sale (as defined in the description of the Affiliation Agreement below) and the deposit by the Company to a trust account of funds sufficient for the repayment of the Convertible Note, Ipsen would have approval rights generally consistent with those set forth under “Affiliation Agreement” below.

CUSIP No. 88078L 10 5	13D	Page 9 of 19 Pages

Each outstanding Convertible Note would become due and payable on the later to occur of the fifth anniversary of the date of issuance or the second anniversary of the date on which Ipsen notifies the Company that it will not convert such Convertible Note in full (the Maturity Date). Notwithstanding the foregoing, Ipsen would be entitled to declare all amounts outstanding under the Convertible Notes immediately due and payable (i) if an event of default occurs (as set forth in the Convertible Notes); (ii) for so long as Ipsen’s approval rights as set forth in the Affiliation Agreement remain in effect, if any other person or group acquires beneficial ownership of greater than 9.9% of the Company’s common stock (or if such person or group already has beneficial ownership of greater than 9.9% of the Company’s common stock, increases its beneficial ownership); or (iii) in the event that Ipsen’s approval rights as set forth in the Affiliation Agreement cease to remain effective, if any other person or group acquires beneficial ownership of greater than 50% of the Company’s common stock. The Convertible Notes may not be pre-paid without the consent of Ipsen.

Warrant

The Warrant to be issued to Ipsen at the First Closing would be exercisable for the number of shares of the Company’s common stock equal to the greater of (i) 4,948,795 shares (the Baseline Amount); or (ii) the Baseline Amount plus a variable amount, which variable amount generally adds an amount of shares to the Warrant in the event of certain issuances of equity securities by the Company that dilute Ipsen’s percentage interest in the Company, offset by equity securities of the Company acquired by Ipsen from persons other than the Company in connection with the maintenance of its percentage interest in the Company as well as shares of the Company’s common stock issuable upon the conversion of accrued interest under the Convertible Notes. The initial exercise price of the Warrant would be $7.41 per share and would be subject to weighted-average price-based antidilution adjustments and proportional adjustments on terms generally consistent with the Convertible Notes. The Warrant would be exercisable by Ipsen at any time, in full or in part, in cash or through a cashless exercise arrangement, at any time during the five year period following the First Closing.

Affiliation Agreement

Under the terms of the Affiliation Agreement that would be executed at the First Closing, so long as Ipsen holds at least 15% of the outstanding shares of the Company’s common stock, Ipsen would be entitled to nominate two out of the nine directors of the Company’s Board of Directors. In the event that Ipsen holds at least 10% of the outstanding shares of the Company’s common stock, but less than 15%, it would be entitled to nominate one director to the Company’s Board of Directors. Ipsen’s right to nominate directors to the Company’s Board of Directors would terminate if its ownership percentage of the Company’s outstanding common stock falls below 10%. Ipsen would also be entitled to nominate additional independent director nominees (which nominees must be independent of Ipsen) for election to the Company’s Board of Directors starting in 2008, as follows: one nominee in 2008, two nominees in 2009 and four nominees in 2010; provided, however, that these rights would terminate if Ipsen holds less than 15% of the

CUSIP No. 88078L 10 5	13D	Page 10 of 19 Pages

outstanding shares of the Company’s common stock and would be reduced in the event that Ipsen sells or transfers an aggregate of more than 5% of the Company’s outstanding common stock to non-affiliates of Ipsen (a Triggering Sale).

Until the earlier to occur of: (i) five years from the First Closing date if at that time the Convertible Notes have not been converted in full; or (ii) a Triggering Sale (and absent the occurrence of these events, these provisions would continue indefinitely), the approval of Ipsen would be required for the Company to take certain actions including, but not limited to: (i) entering into any material transaction or agreement unless it would reflect the execution of a budget approved by the Company’s Board of Directors or would not be reasonably anticipated to increase future budgets beyond current projections; (ii) merging or consolidating with any other person other than Ipsen; (iii) establishing or approving an operating budget with anticipated R&D spending in excess of $25,000,000 per year, plus amounts for new projects relating to Ipsen’s products under the collaboration between the Company and Ipsen to the extent approved by the collaboration Joint Steering Committee under the Somatuline License and Collaboration Agreement; (iv) incurring capital expenditures of more than $2,000,000 in any given year; (v) subject to limited exceptions, incurring any indebtedness in excess of $2,500,000 that would cause the Company’s ratio of net indebtedness to EBITDA to exceed 1:1; (vi) entering into any transaction that results in competition with Ipsen; and (vii) issuing or selling shares of the Company’s capital stock, other than issuances or sales after the second anniversary of the First Closing date that may not exceed $25,000,000 in any three year period and other limited exceptions.

Ipsen would be granted a preemptive right to purchase its pro-rata portion of new securities offered by the Company. Ipsen would agree not to sell or otherwise dispose of any shares of the Company’s common stock during the one-year period commencing on the First Closing date. In addition, Ipsen would agree not to sell, transfer or otherwise dispose of any shares of the Company’s common stock to any party that, to Ipsen’s knowledge, would beneficially own more than 14.9% of the then-outstanding shares of the Company’s common stock as a result of an acquisition of common stock from Ipsen.

During the period commencing on the First Closing date and expiring on the first anniversary of the First Closing date (the Standstill Period), Ipsen would not be permitted to take any action to effect, directly or indirectly, the acquisition of beneficial ownership by Ipsen of any additional shares of the Company’s common stock from persons other than the Company. Further, during the period commencing with the expiration of the Standstill Period and expiring on the fourth anniversary of such date, Ipsen would not be permitted to take any action to effect, directly or indirectly, the acquisition of beneficial ownership by Ipsen of any additional shares of the Company’s common stock from persons other than the Company if such purchases would increase, other than certain permitted offers and acquisitions in connection with maintenance of its percentage interest in the Company, acquisitions by other stockholders and an increase in its position to at least 60% (subject to adjustment) of the Company’s outstanding common stock (assuming exercise of the Warrant for the Baseline Amount and issue and conversion of the Convertible Notes).

CUSIP No. 88078L 10 5	13D	Page 11 of 19 Pages

If at any time Ipsen and/or its affiliates owns more than 90% of the Company’s then-outstanding common stock, Ipsen would be required to effect a merger under Delaware law to acquire the remaining outstanding common stock.

Other Matters

Under the Somatuline License and Collaboration Agreement, Ipsen would grant to the Company exclusive rights to sell Somatuline Autogel in the United States and Canada. Under the Increlex License and Collaboration Agreement, the Company would grant to Ipsen exclusive rights to sell Increlex in all regions of the world, except the United States, Japan, Canada, the Middle East and Taiwan. Under the License Agreements, the Company and Ipsen would grant to each other product development rights and share the costs for improvements to, or new indications for, Somatuline Autogel and Increlex. In addition, the Company and Ipsen would agree to rights of first negotiation for their respective endocrine pipelines.

Under the terms of the Registration Rights Agreement, the Company would grant to Ipsen certain demand and piggyback registration rights with respect to the shares of the Company’s common stock held by Ipsen.

The First Closing is conditioned upon the adoption of a Rights Agreement that, subject to certain exceptions, would effectively preclude stockholders other than Ipsen from acquiring more than 9.9% of the Company’s outstanding common stock, unless shares are acquired from Ipsen, in which case the limit would be 14.9%.

In connection with the transactions contemplated by the Purchase Agreement, the Company will solicit stockholder approval of amendments to the Company’s amended and restated certificate of incorporation and bylaws, including amendments providing for: (i) elimination of the Company’s classified Board of Directors and certain other anti-takeover protections; (ii) waiver of the corporate opportunity provisions under Delaware law with respect to opportunities of which Ipsen may become aware as a result of its affiliation with the Company; (iii) the right of any stockholder who holds 15% or more of the outstanding shares of the common stock of the Company to request that a special meeting of stockholders be called; (iv) the right to remove a director by an affirmative vote of at least 60% of the outstanding shares of the common stock of the Company entitled to vote at an election of directors and (v) Ipsen’s rights to representation on the Company’s Board of Directors.

The foregoing description of the Purchase Agreement is a summary of the material terms of the Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreements, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

While it has no specific plans with regard to the Issuer other than those provided in the agreements described above, Ipsen plans to review on a continuing basis its investment in the Issuer. Subject to the limitations provided in the agreements described above and based on the business developments and prospects of the Issuer, the price and availability of Issuer Common Stock, general stock market and economic conditions, and any other factors it deems relevant, Ipsen may decide at any time to increase or decrease the size of its investment in the Issuer Common Stock.

CUSIP No. 88078L 10 5	13D	Page 12 of 19 Pages

Item 5. Interest in Securities of the Issuer

(a)-(b)	As a result of the Voting Agreements, Ipsen and Suraypharm may be deemed to be the beneficial owner of the Subject Shares and to share the power to vote or to direct the vote of such Subject Shares. The Issuer has informed Ipsen that, as of the date hereof, there are 37,581,734 issued and outstanding Issuer Common Shares and that the Subject Shares constitute approximately 38.58% of the issued and outstanding Issuer Common Shares as of June 30, 2006. Ipsen and Suraypharm are not entitled to any other rights as a shareholder of the Issuer as to the Subject Shares covered by the Voting Agreements. As a result of the Voting Agreements, the Reporting Persons and each Shareholder may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person expressly disclaims beneficial ownership of any Issuer Common Shares that are covered by the Voting Agreements. To the best of each Reporting Person’s knowledge, no Issuer Common Shares are beneficially owned by any of the individuals named in Sections 1 – 3 of Item 2 hereto.

(c)	The information set forth in Item 3 is hereby incorporated by reference to this Item 5(c). Except as described herein, each Reporting Person has not effected any transaction in the shares of the Issuer during the last sixty days.

(d)	Except as described in Item 4, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons listed in Item 2 or Schedule I, have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Subject Shares or other securities of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except with respect to the Voting Agreements and the Purchase Agreement mentioned above and the contracts, arrangements, understandings or relationships referred to in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ipsen, Suraypharm and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 88078L 10 5	13D	Page 13 of 19 Pages

Item 7. Materials to Be Filed as Exhibits

The following documents are hereby filed as exhibits:

Number	Exhibit
1.	Form of Voting Agreement entered into by and among certain stockholders of the Issuer, Ipsen and Ipsen’s affiliate dated July 18, 2006

2.	Stock Purchase and Master Transaction Agreement entered into between Ipsen and the Issuer dated July 18, 2006

3.	Joint Filing Agreement

CUSIP No. 88078L 10 5	13D	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 26, 2006

Signed by

for and on behalf of

IPSEN S.A.

By:	/s/ Jean-Luc Bélingard
Name:	Jean-Luc Bélingard
Title:	Président

Signed by

for and on behalf of

SURAYPHARM S.A.S

By:	/s/ Jean-Luc Bélingard
Name:	Jean-Luc Bélingard
Title:	Président

CUSIP No. 88078L 10 5	13D	Page 15 of 19 Pages

SCHEDULE I

PURCHASER MANAGEMENT DETAILS

Unless otherwise specified in this Schedule I, the principal occupation of each executive officer or director listed is with Ipsen, S.A. or Suraypharm.

IPSEN, S.A.

Executive Officers

Jean-Luc Bélingard

Chairman and Chief Executive Officer

Address: 42 avenue des Sycomores - 75016 Paris - France

Citizenship: French

Claire Giraut

Chief Financial Officer

Address: 5, Villa Mequillet - 92200 Neuilly - France

Citizenship: French

Alain Haut

Group Vice-President, Human Resources

Address: 6/12, rue Raffet - 75016 – Paris - France

Citizenship: Belgian

Christophe Jean

Group Vice-President, Operations

Address: 27, rue Robert de Flers - 75015 Paris - France

Citizenship: French

Jacques-Pierre Moreau

Group Vice-President, Research and Development

Address: 159 Westboro Road - Upton, Mass. 01568 - USA

Citizenship: French

Alistair Stokes

Group Vice-President, Corporate Development

Address: 30 Kinghorn Park - Maidenhead, Bershire SL6 7TX - United Kingdom

Citizenship: British

Peter Wilson

Group Vice-President, Production and Procurement

Address: Oakwood House, Reading Road - North Fleet - Hampshire GU51 4AQ

United Kingdom

Citizenship: British

CUSIP No. 88078L 10 5	13D	Page 16 of 19 Pages

Board of Directors

Jean-Luc Bélingard

Chairman of the Board, CEO and President

Address: 42 avenue des Sycomores - 75016 Paris - France

Citizenship: French

Anne Beaufour

Principal Occupation: Director of Ipsen

Address: Entre Deux Villes N° 7 - La Tour de Peilz - 1814 – Switzerland

Citizenship: French

Henri Beaufour

Principal Occupation: Director of Ipsen

Address:19 Kensington Square – London W8 5 HH - UK

Citizenship: French

Alain Béguin

Principal Occupation: President of Alain Béguin Consultant

Address: 12, rue Jules Claretie – 75016 Paris - France

Citizenship: French

Hervé Couffin

Principal Occupation: President of Callisto SAS

Address: 20 avenue de Longchamp - 92210 Saint Cloud – France

Citizenship: French

Antoine Flochel

Principal Occupation: President, Administrateur Délégué of Mayroy

Address: 89, Quai d’Orsay - 75007 Paris

Citizenship: French

Gérard Hauser

Principal Occupation: President Nexans

Address: 16, avenue Georges Mandel - 75016

Citizenship: French

Pierre Martinet

Principal Occupation: Director of Sequana SA

Address: 186, avenue Victor Hugo - 75116 Paris

Citizenship: French

René Merkt

Principal Occupation: Lawyer

Address: 29 avenue de Budé - 1202 Genève – Switzerland

Citizenship: Swiss

CUSIP No. 88078L 10 5	13D	Page 17 of 19 Pages

Yves Rambaud

Principal Occupation: Director of Ipsen, S.A.

Address: 192 A, rue de Vaugirard - 75015 PARIS

Citizenship: French

Klaus Peter Schwabe

Principal Occupation: President Dr Schwabe Pharma Verwoltungs GmbH

Address: Willmar Schwabe Strasse 4 - 76227 KARLSRUHE - Germany

Citizenship: German

SURAYPHARM

Executive Officers

Jean-Luc Bélingard

President

Address: 42 avenue des Sycomores - 75016 Paris - France

Citizenship: French

Board of Directors

IPSEN PHARMA, S.A. – Represented by Mr. José Manuel Puente

Ctra. Laureà Miró, 395 - E-08980 Sant Feliu De Llobregat – Barcelona - Spain

Director

Nationality: Spanish

IPSEN, S.A. – Represented by Mr Jean-Luc Bélingard

42, rue du Docteur Blanche, 75016 Paris - France

Director

Citizenship: French

Jean-Luc Bélingard

President

Address: 42 avenue des Sycomores - 75016 Paris - France

Citizenship: French

MAYROY

Board of Directors

Anne Beaufour

Administrateur Délégué, Vice Président

Principal Occupation: Director of Ipsen

Address: Entre Deux Villes N° 7 - La Tour de Peilz - 1814 – Switzerland

Citizenship: French

CUSIP No. 88078L 10 5	13D	Page 18 of 19 Pages

Antoine Flochel

Principal Occupation: Administrateur Délégué Mayroy, Président

Address: 89, Quai d’Orsay - 75007 Paris

Citizenship: French

Camilia Holding

Principal Occupation: Director

Address: 3, rue Nicolas Adames – 1114 Luxembourg

Nationality: Luxembourg

Bee Master Holding

Principal Occupation: Director

Address: 3, rue Nicolas Adames – 1114 Luxembourg

Nationality: Luxembourg

Stéphane François

Principal Occupation: Director of Mayroy

Address : 19, Kensington Square - London W8 5 HH - UK

Citizenship: French

Klaus Peter Schwabe

Principal Occupation: President Dr Schwabe Pharma Verwoltungs GmbH

Address: Willmar Schwabe Strasse 4 - 76227 KARLSRUHE - Germany

Citizenship: German

Beech Tree Sarl

Principal Occuption: Director

Address : 18, A boulevard de la Foire – 1528 Luxembourg

Nationality : from Luxembourg

Edgard Taureau

Principal Occupation: Director of Mayroy

Address: 75, rue de Courcelles – 75008 Paris - France

Citizenship: French

CUSIP No. 88078L 10 5	13D	Page 19 of 19 Pages

SCHEDULE II

SHAREHOLDERS EXECUTING VOTING AGREEMENTS

Set forth below is the name of each of the Shareholders who have executed Voting Agreements, the number of Subject Shares and options held by each Shareholder and the percentage holding of the outstanding Issuer Common Stock held by each Shareholder as at June 30, 2006.

Holder/Signatory	Shares	Options	Percent of Outstanding
John A. Scarlett, III	612,352	400,000	1.63%
The John A. Scarlett III, 1999 Trust	153,651	—	0.41%
The Susan E. Scarlett 1999 Trust	154,901	—	0.41%
Ross G. Clark	67,337	100,000	0.18%
Boat Harbour Ltd.	556,392	—	1.48%
Michael J. Astrue	—	33,750	0.00%
Alexander E. Barkas	17,789	81,250	0.05%
Karin Eastman	10,000	35,000	0.03%
Dennis Henner	—	45,000	0.00%
Mark Leschly	—	45,000	0.00%
David L. Mahoney	—	45,000	0.00%
Thomas G. Wiggins	90	33,750	0.00%
MPM BioVentures III, L.P.	383,776	—	1.02%
MPM BioVentures III-QP, L.P.	5,707,936	—	15.19%
MPM BioVentures III Parallel Fund, L.P.	172,441	—	0.46%
MPM BioVentures III Gmbh & Co. Beteiligungs KG	482,343	—	1.28%
MPM Asset Management Investors 2002 BVIII LLC	112,772	—	0.30%
Prospect Associates II, L.P.	45,952	—	0.12%
Prospect Venture Partners II, L.P.	3,017,588	—	8.03%
Rho Ventures IV, L.P	374,629	—	1.00%
Rho Ventures IV (QP), L.P.	881,971	—	2.35%
Rho Ventures IV GmbH & Co. Beteiligungs KG	919,141	—	2.45%
Rho Management Trust I	829,210	—	2.21%

	14,500,271	818,750	38.58%

Outstanding Issuer Common Stock as at June 30, 2006:	37,581,734